SILICON  SOUTH  INC.
                                                                 20 Paso Del Rio
                                                         Carmel Valley CA  93924
                                                            Phone (805) 235-0139
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APRIL  11,  2002



Mr.  Jeffrey  Cohan
United  States  Securities  and  Exchange  Commission
Division  of  Corporation  Finance
450  Fifth  Street,  N.W.
Washington,  DC  20549

     Re:  Silicon  South,  Inc.
          SEC  File  No.  333-56634

Dear  Mr.  Cohan:

     Pursuant to Rule 477 of Regulation C, this letter is a formal request to withdraw the SB-2 Registration Statement originally filed on March 7, 2001 on behalf of Silicon South, Inc. None of the Company's securities have been offered or sold. We are requesting withdrawal because we are revising our business plan and do not wish to pursue the registration at the present time.

     Please advise if you need any further information in order for the Commission to consent to our request to withdraw our registration statement.


                              Very  truly  yours,


     Dated:  4/11/2002                              /s/
                                             Mathew  G.  Rule,  President
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